Exhibit 99.1

PRESS RELEASE
      For immediate release

NMG Issues Results of Feasibility Study for its Integrated Ore-to-Anode-Material Model Projected to be North America’s Largest Natural Graphite Operation with Attractive Economics

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated January 21, 2022, to its short form base shelf prospectus dated May 19, 2021, as amended by amendment no. 1 dated January 19, 2022.

+	NMG is developing a turnkey natural graphite operation with competitive advantages due to its privileged location, vertical integration, cost structure, ESG credentials and experienced team.

+	The Company’s Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects, located within a 150-km radius of Montréal, Québec, show attractive economics and robust operational parameters underpinned by a large mineral property, NMG’s proprietary technologies, and clean hydroelectricity powering its operations.

+	The Feasibility Study of NMG’s integrated operation indicates a 21% after-tax IRR and NPV of C$ 1,581 million based on current projections of pricing prepared by a third-party expert for high-purity flakes and advanced graphite materials.

+	NMG’s integrated production flowsheet provides the flexibility to distribute graphite concentrate per flake size and market demand in order to cater to the most profitable segments.

+	NMG’s phased approach has helped de-risk NMG’s projects while accelerating the engineering of Phase-2 operations, generating process and cost optimization, and supporting commercialization with potential customers.

+	NMG is designing a mine of the future, targeted to be all-electric, complemented by clean advanced beneficiation facilities in order to provide battery and EV manufacturers with responsibly extracted, environmentally transformed, and locally sourced green anode material.

+	Shareholders and analysts are invited to attend an Investor Briefing at 10:30 a.m. ET hosted by NMG’s Management Team via webcast: https://us06web.zoom.us/webinar/register/WN_XA0uyzAQTBiPinZmx3pvuA

MONTRÉAL, CANADA, July 6, 2022 – Developing a local, carbon-neutral and traceable turnkey supply of advanced materials for the Western World, Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) releases the results of its feasibility study (the “Study”) completed in accordance with the National Instrument 43-101 (“NI 43-101”) for its integrated business operation comprised of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects. The Study, conducted by engineering firm BBA Inc. (“BBA”) with the support of various technical consultants, has demonstrated strong economics for NMG’s model as the battery and electric vehicle (“EV”) manufacturers seek alternatives for sourcing their graphite-based solutions amidst growing demand and projected structural deficit of production in the next decade. The Company is ideally positioned to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity thanks to its Phase-1 operations, as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base and stable fiscal and political environment.

Updating resources and reserves, operational, and financial metrics of the Matawinie Mine 2018 bankable feasibility study (effective as of July 10, 2018 and issued on December 10, 2018), the Study also layered the production and economics structure of the Bécancour Battery Material Plant, the process and engineering optimizations generated in recent months, the latest market pricing as per Benchmark Mineral Intelligence’s assessment, as well as capital expenditures (“CAPEX”) and operating expenses (“OPEX”) profile amidst current economic conditions. These combined parameters for a projected annual average production of 103,328 tonnes per annum (“tpa”) of high-purity flake graphite concentrate at the Matawinie Mine and 42,616 tpa of anode material plus 3,007 tpa of purified jumbo flakes at the Bécancour Battery Material Plant, using a portion of Matawinie’s production as feedstock, indicate an after-tax net present value (“NPV”) of C$ 1,581 million and internal rate of return (“IRR”) of 21%.

Arne H Frandsen, Chair of NMG, said: “Market trends have accelerated in past months and while inflation and logistics turbulences present a more challenging environment, we have demonstrated our graphite expertise, advanced manufacturing capacity and complex project management skills to execute our vision of an integrated green anode material production. The successful upstream integration is designed to ensure that we have access to high-quality, responsible feedstock for decades to come, and provides battery and EV manufacturers with the assurance of a traceable, local, and carbon-neutral supply.”

Table 1: Economic highlights of NMG’s integrated Phase-2 graphite operations.

ECONOMIC HIGHLIGHTS	Matawinie Mine	Bécancour Battery Material Plant	INTEGRATED NMG MODEL
Pre-tax NPV (8% discount rate)	C$ 986 M	C$ 1,374 M	C$ 2,360 M
After-tax NPV (8 % discount rate)	C$ 571 M	C$ 1,010 M	C$ 1,581 M
Pre-tax IRR	28.2%	22.8%	24.6%
After-tax IRR	22.2%	20.4%	21.0%
Pre-tax payback	3.2 years	4.3 years	3.9 years
After-tax payback	3.7 years	4.5 years	4.2 years
Annual average production	103,328 tonnes of graphite concentrate	42,616 tonnes of anode material 3,007 tonnes of purified jumbo flakes 18,384 tonnes of by-product fines	-
Life of mine (“LOM”)	25 years	-	-
Initial CAPEX	C$ 481 M	C$ 923 M	C$ 1,404 M
Annual OPEX	C$ 58 M	C$ 136 M	C$ 195 M

CAPEX and OPEX were established from test work results, Phase-1 operations, supplier quotations and consultant’s in-house databases. Estimates being currently at the market's peak as influenced by inflationary trends, NMG and its consulting firms have refined design, engineering, and construction parameters to enable cost optimization and competitive pricing of NMG’s production. Québec’s affordable clean hydropower underpins the Company’s technologies, economics structure and carbon-neutrality commitment.

NMG’s integrated business model, with a secured feedstock, close-by operations at the western market’s doorstep and operational flexibility to adapt production based on demand, represents a stable and cost-effective structure in today’s everchanging macroeconomics.

Eric Desaulniers, Founder, President, and CEO of NMG, commented: “We have come a long way from our initial Matawinie Mine project to develop an integrated operation tailored to the market’s technical requirements and sourcing strategy. NMG is positioning itself as North America’s largest, fully integrated natural graphite production to relieve battery and EV manufacturers from their overreliance on Chinese production. With attractive economics, strong ESG credentials, demonstrated execution capacity, and high-purity advanced materials, we are set to provide a turnkey large-scale solution for the booming local battery value chain. Our significant forecasted incremental annual operating profit potential is a testimony that it is possible to embrace sustainable development and profitability to the benefit of all stakeholders.”

Product Offering and Market

The integrated material flowsheet developed by NMG is designed to leverage the distribution of graphite concentrate flake sizes to be produced at the Phase-2 Matawinie Mine by catering to the most profitable market segments. Jumbo to coarse flakes will be destined to high-purity, high-margin specialty and traditional markets at a LOM average price of C$ 2,135 per tonne. While fine to intermediate flakes will be transformed into coated spherical purified graphite (“CSPG”) at the Phase-2 Bécancour Battery Material Plant for sales as anode material for lithium-ion battery applications at a LOM average price of C$ 11,540 per tonne. A portion of jumbo flakes will also undergo refinement at the Bécancour Battery Material Plant to produce purified jumbo flakes for niche applications such as heat dissipators in 5G technologies and bipolar plates in hydrogen fuel cells. By-products from this facility will also be sold to optimize the Bécancour basket price.

Selling prices were calculated using forecasts provided by Benchmark Mineral Intelligence, an IOSCO-regulated price reporting agency and market intelligence publisher for the lithium-ion battery to EV supply chain. They were estimated for the North American market where the Company is expected to have competitive advantages over international producers, namely its carbon-neutral footprint, multimodal logistical base, stable political jurisdiction and exclusion from U.S. import tariffs on graphite.

Pressure caused by gigafactories development across the world, limited production capacity impacted by Chinese pandemic measures and turbulent logistics is reflected in the year-over-year flake graphite price increase of 37% (Benchmark Mineral Intelligence, May 2022). The global lithium-ion battery production capacity pipeline to 2031 now reaches 6,660 GWh, driving associated projections for graphite demand to 7,993,000 tpa, the largest of all battery metals.

Mineral Resource and Reserves

The mining property (the “Mining Property” or the “Tony Block”) presently consists of 159 contiguous map-designated claims totalling 8,266.42 hectares (“ha”) wholly owned (100%) by NMG. The Matawinie Mine project lies within the municipality of Saint-Michel-des-Saints, Québec, Canada, approximately 120 km as the crow flies north of Montréal.

Exploration work on the Mining Property targeted graphite mineralization and consists to date of airborne geophysics, prospecting, ground TDEM surveying, trenching/channel sampling and core drilling. Surface and core samples were also collected for metallurgical and geomechanical tests. Exploration work uncovered significant crystalline flake graphite mineralization ultimately leading to the identification of Mineral Resources and Reserves.

The Mining Property/ Tony Claim Block
Map Area
Lac England
North Zone
Trench # 4 5.1% Cg / 25.8 m
Trench # 1 4.3% Cg / 40 m
West Zone
North-East Zone
6.62% Cg
Far-West Zone
5.9% Cg
Trench # 2 5.7% Cg / 22 m
West Zone Deposit / Matawinie Mine Mineral Reserves
Proven & Probable : 61.7 Mt @ 4.23 % Cg (2.6 Mt Cg)
Cut-off grade: 2.20% Cg
Open pit waste to ore strip ratio of 1.15 : 1
Life Of Mine (LOM): 25 Years
Mineral Resource Estimate:
Measured: 28.6 Mt @ 4.28 % Cg (1.22 Mt Cg)
Indicated: 101.8 Mt @ 4.26% Cg (4.33 Mt Cg)
Inferred: 23.0 Mt @ 4.28% Cg (0.98 Mt Cg)
Cut-Off Grade: 1.78% Cg
East Zone
Trench # 9 Best results: 3.09% Cg / 26 m
Trench # 7 Best results: 4.90% Cg / 26 m
Trench # 8 Best results: 4.47% Cg / 38 m Mineralization open to the West
Trench # 3 Best results:
Trench # 10 Best results:
Lac-Aux-Pierres
Mineral Resource Estimate for the South Zones:
Indicated: 26.3 Mt @ 3.73% Cg (0.98 Mt Cg)
Inferred: 19.2 Mt @ 3.67% Cg (0.70 Mt Cg)
Cut-Off Grade: 2.5% Cg
South-East Zone
South-West Zone
Trench # 6 Best results:
Trench # 5 Best results:
Power Line Corridor (Staking prohibited)
2013-2022 Exploration Work Overview
The Mining Property
0 0.25 0.5 1 Kilometres
NOUVEAU MONDE GRAPHITE

Map of NMG’s Mining Property, the Tony Block.

Mineral Resources have been estimated for the West Zone of the Mining Property. These Mineral Resources are based on 8,274 assay intervals collected from 27,888.24 m of core drilling and three (3) surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Table 2: Current Pit-Constrained Mineral Resource Estimate for the West Zone1

	Current Resource (May 20, 2022)[7]
Mineral Resource Category[2]	Tonnage (Mt)[5,6]	Grade (% Cg)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1	The Mineral Resources provided in this table were estimated by Yann Camus, P.Eng. SGS of Canada Inc. - Geological Services (“SGS Geological Services”) using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.

3	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
4	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.
5	Current Resource effective May 20, 2022.
6	Mineral Resources are stated at a cut-off grade of 1.78 % Cg.
7	Standards used for this resource update are the same standards produced over the course of the 2018 Feasibility Study (effective as of July 10, 2018 and issued on December 10, 2018) and the Resource Update (results published March 19, 2020). The difference comes mainly from a newly accessible land package along the Hydro-Québec power line.

A combined Mineral Resource of the South-East and South-West zones is also present on the Mining Property. While these deposits are part of the Property, they have not been studied to be integrated in the Mineral Reserves or the mine plan.

The table below presents the Mineral Reserves which have been estimated for the West Zone of the Matawinie Deposit.

Table 3: Matawinie Mineral Reserves for the West Zone

Category	Tonnage (Mt)	Grade (% Cg)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

The effective date of the estimate is July 6, 2022.

Mineral Reserves were estimated using a graphite concentrate average selling price of C$2,135/tonne, and consider a 2% royalty, and selling costs of C$47.92/tonne. An average grade of 97% was considered for the graphite concentrate.

A metallurgical recovery of 93% was used.

A cut-off grade of 2.20% Cg was used.

The strip ratio for the open pit is 1.16 to 1.

The Mineral Reserves are inclusive of mining dilution and ore loss.

The reference point for the Mineral Reserves is the primary crusher.

Totals may not add due to rounding.

Matawinie Mine

The Matawinie Mine will leverage the West Zone deposit with an average production of 103,328 tpa of high-purity graphite concentrate over the LOM. The project demonstrates exceptional potential due to its significant high-purity Mineral Reserves and low-cost operational model, coupled with a skilled workforce, high-quality infrastructure, including paved roads and hydroelectricity, as well as the dynamic regional business ecosystem.

The deposit will be mined using conventional open-pit mining methods consisting of drilling, blasting, loading, and hauling. Estimation of the Mineral Reserves included pit optimization, pit design, mine scheduling, and the application of modifying factors to the Measured and Indicated Mineral Resources. To maximize the NPV, mining phases have been designed and incorporated into the mining sequence to defer waste rock stripping and provide a balanced blended feed grade for the concentrator over the LOM. The mine plan is successful at achieving the targeted concentrate production with a strip ratio of 1.16:1 and an average grade of 4.23% Cg over the 25-year LOM.

Rendering of NMG’s future Matawinie Mine.

A concentrator will be built adjacent to the pit. The concentrator was designed based on the results from the metallurgical testing at NMG’s Phase-1 mineral processing facility plant and at external labs. Through crushing, milling, flotation, cleaning, and drying, the ore is concentrated to attain 97% Cg and classified per flake size. Water recycling is maximized throughout the process.

Table 4: Graphite Concentrate Size Fraction Proportion

Graphite Concentrate Flakes Size Fraction	Proportion
Jumbo (+50 mesh)	14.8%
Coarse (-50+80 mesh)	33.4%
Intermediate (-80+150 mesh)	27.7%
Fine (-150 mesh)	24.1%

Tailings produced by the concentrator will be separated into non-acid generating (“NAG”) and potentially-acid generating (“PAG”) for co-disposal with waste rock. A co-deposition storage facility will be located at surface and as of Year 8, tailings will be returned to the pit using the co-disposal system. The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling. See Environmental Design & Carbon Neutrality Commitment section for additional information.

As part of its electrification strategy, NMG is committed to having both heavy equipment used for mining operations and ore concentration and processing activities become fully electric within the first five years of production. NMG’s electrification plan is not presented in this Study as active planning and development are ongoing with Caterpillar Inc., which is expected to supply the equipment using their Job Site Solution service model. With this model, NMG would pay for machine use on an hourly basis which includes machine supply and maintenance (parts and service) and a fleet management system. Electrical trucks and equipment would be introduced into the mining fleet as they become available. Projected to be the world’s first all-electric open-pit mine, the Matawinie Mine could reduce CO2 emissions by over 300,000 tonnes over the mine’s lifespan.

Table 5: Operational and Economic Highlights of the Matawinie Mine

Parameters
LOM	25 years
Nominal annual processing rate	2.55 M tonnes
Stripping ratio (LOM)	1.16:1
Average grade (LOM)	4.23% Cg
Average recovery	93%
Average annual graphite concentrate production (LOM)	103,328 tonnes
Finished product purity	97% Cg
CAPEX	C$ 481 M
Annual OPEX	C$ 58 M
OPEX cost per tonne of graphite concentrate	C$ 565/tonne
Matawinie average basket price (LOM)	C$ 2,135/tonne

All governmental permits and municipal authorizations pertaining to exploration, geotechnical, hydrogeological, and early preparatory works to date have been obtained. The ministerial decree authorizing the Matawinie Mine (Decree # 47-2021) was granted by the Québec Government on January 20, 2021; the latest operational parameters will be presented to governmental authorities for adjustment.

Early works for the Matawinie Mine started in Q2-2021 with activities related to tree clearing, construction of the nearly 8-km access road, preparation of the industrial pad, and civil works for environmental infrastructure.

Aerial view of the Matawinie site in June 2022.

In striving to limit potential impacts and plan beyond the LOM, the Company has developed the Matawinie Mine with environmental and social considerations at the forefront. NMG has and continues to actively engage with the local community and the Atikamekw First Nation. NMG has signed a collaboration and benefit-sharing agreement with the Municipality of Saint-Michel-des-Saints (2020) as well as a framework agreement (2018) and a pre-development agreement (2019) with the Atikamekw First Nation. The Company is actively progressing towards the elaboration of the impact and benefit agreement with the Atikamekw First Nation for the Phase-2 Matawinie Mine to maximize opportunities for Indigenous workers, contractors, and the community.

Bécancour Battery Material Plant

NMG’s advanced manufacturing operations will be regrouped at its Phase-2 Bécancour Battery Material Plant located in Bécancour, Québec, approximately 150 km northeast of Montréal, on the Saint Lawrence River. The robust local infrastructure provides the Company with a direct supply of required chemicals in addition to affordable hydroelectricity, a skilled workforce, and a multi-modal logistical base that includes a major international port in proximity to U.S. and European markets. Bécancour is rapidly attracting important industrial players in the battery materials and cell manufacturing space, supported by the Québec Government’s battery hub strategy. Twenty industrial and commercial projects are planned or under study, including BASF, GM-Posco, Vale and Nemaska Lithium.

In 2021, NMG purchased a 200,000-m² land in the Bécancour industrial park, adjacent to its chlorine supplier’s facility – Olin Corporation, to build its integrated manufacturing facility of anode material for lithium-ion batteries. The property presents no environmental limitations for construction. It offers all necessary infrastructure to have a safe and direct pipeline of chemical supply from Olin as well as quick access to rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

NMG’s land for the Phase-2 Bécancour Battery Material Plant.

Regrouping onsite all beneficiation units, the Bécancour Battery Material Plant is designed to receive approximately 63,775 tpa of graphite concentrate from the Matawinie Mine to be transformed into 42,616 tpa of CSPG, 3,007 tpa of purified flakes and 18,384 tpa of by-product fines, a valuable graphite material.

For CSPG production, the finest flake size fraction graphite concentrate will undergo micronization and spheronization (“shaping”), purification and coating. A portion of the jumbo flake production from the Matawinie Mine will be treated onsite through purification only to produce purified jumbo flakes.

The shaping process, essentially a mechanical transformation, reduces the flake size (micronization) to D50 of approximately 10 to 20 microns and rounds graphite material (spheronization) to increase the density of the spherical graphite for battery use. Shaping will also generate by-product fines to be sold as carbon riser.

NMG’s proprietary carbochlorination purification process elevates graphite materials to ≥99.95% Cg while respecting purity specifications of end-users. The carbochlorination process involves the injection of chlorine gas into furnaces at high temperatures to remove impurities contained in the graphite. Leveraging Québec’s abundant, clean, and affordable hydropower, the Company’s technology avoids using hydrofluoric acid in favor of high temperatures and the addition of chlor-based reagent, hence providing a greener and more sustainable alternative to that currently used in traditional anode material production. Production at NMG’s Phase-1 purification facility has demonstrated the performance of this ecotechnology with large-scale samples produced at 99.99% purity. Piloting is ongoing and set to continue over H2-2022 to finalize the scope of the purification sector of the plant.

The ultimate beneficiation step, coating is instrumental to battery technology. By applying a nanometric layer of amorphous carbon on the surface of spheronized purified graphite, coating helps create a stable electrolyte interface layer in the battery system and increase initial coulombic efficiency and discharge capacity, thus extending the battery performance over time. NMG’s coating technology is projected to reduce the energy consumption of this process up to 25% compared to the dominant manufacturing operations, with a minimal environmental footprint thanks to the Company’s access to clean hydropower and its strong ESG operational parameters. The module built at NMG’s Phase-1 plant will be replicated and scaled up for the Phase-2 Bécancour Battery Material Plant. The technology provides versatility for the use of different precursors as research and development (“R&D”) advances.

Piloting of all Phase-1 battery material modules is ongoing to produce large samples for battery manufacturers in order to accelerate the commercial qualification of the battery-grade commercial products.

Table 6: Operational and Economic Highlights of the Bécancour Battery Material Plant

Parameters
Annual throughput	63,775 tonnes
CSPG yield	≥70%
Annual CSPG production	42,616 tonnes
Annual purified jumbo flake production	3,007 tonnes
Annual by-product fines production	18,384 tonnes
Finished product purity	≥99.95%
CAPEX	C$ 923 M
Annual OPEX	C$ 136 M
OPEX cost per tonne of CSPG throughput[1]	C$ 2,249/tonne
Bécancour average basket price	C$ 8,172/tonne

1.      Excludes costs for the Matawinie Mine graphite concentrate feedstock

The Bécancour Battery Material Plant will be organized by process sectors, with dedicated facilities for shaping, purification, and coating, plus support services. This modular facility is designed with a capacity to expand as demand increases in battery and specialty markets.

Rendering of NMG’s Phase-2 Bécancour Battery Material Plant

Environmental Design & Carbon Neutrality Commitment

NMG intends to develop a world-class operation at its Phase-2 Matawinie Mine and Bécancour Battery Material Plant through the strategic integration of some of the industry’s latest technological innovations and best practices to reduce greenhouse gas (“GHG”) emissions and minimize environmental impacts.

For the Matawinie Mine, active stakeholder engagement and an environmental and social impact assessment (“ESIA”) were conducted to guide the project’s development, underpinned by sustainability principles. Complete inventories of fauna, flora, water, soils, and wetlands were carried out along with modelling of all project parameters to optimize the mine development by reducing the project’s footprint, avoiding sensitive habitats and integrating mitigation measures for water preservation, vulnerable species, habitats, soils and ecosystems.

NMG incorporated forward-looking environmental initiatives to limit the Matawinie Mine’s potential impact on the natural and human milieu:

»	integrated onsite water management system ensuring constant monitoring and treatment that meet high-quality standards;

»	desulphurization, dry-stacking, and co-disposal of tailings and waste rock in line with requirements of the best practices such as the Toward Sustainable Mining Standard, the Global Industry Standard on Tailings Management, and the International Network for Acid Prevention;

»	progressive land reclamation through backfilling of the pit and a comprehensive restoration plan;

»	biodiversity protection measures to help preserve – and enhance where possible – the local ecosystem;

»	optimization of the project’s footprint to account for environmental characteristics and address stakeholders’ concerns;

»	all-electric fleet – what is projected to be the world’s first for open-pit mining – powered by Québec’s clean, abundant, and affordable hydroelectricity;

»	territory integration plan to enhance the area around the mining site and improve the region’s tourism and cultural offer;

»	proactive voluntary acquisition program for landowners within a 1-km radius of the mining site.

As per Québec’s and Canada’s stringent environmental framework, NMG must comply with robust regulatory requirements regarding the quality of the environment, social and environmental monitoring, reporting, and permitting for different phases of construction, mining operations, and closure.

A Monitoring Committee, previously operating as NMG’s Accompanying Committee since 2017, is in place and functions as both a consultative body as well as a platform for environmental and social surveillance of NMG’s operations.

For the future Phase-2 Bécancour Battery Material Plant, NMG completed an environmental baseline study of the 200,000-m2 land located within the industrial park. Results suggest the absence of soil and water contamination as well as no plant species threatened, vulnerable or likely to be designated so. As NMG advances the development of its project, feedback from local stakeholders will be important to ensure an inclusive and respectful diversification of the local and regional economy.

NMG is designing a mining and advanced manufacturing operation aligned with global decarbonization efforts. In 2021, NMG laid the foundation for its climate strategy first by tracking its historical emissions from the initial phases of its mining exploration and offsetting this carbon footprint. Through its Climate Action Plan released in February 2022, NMG has committed to prevent, reduce, and fully compensate its GHG emissions as the Company develops, adopts renewable energy sources, electrifies its operations, and transitions from carbon neutrality to a Net Zero footprint by 2030. Striving to put reductions at the foundation of its strategy, several reduction projects have been selected for the Company’s largest emitting sources. This should result in significant emissions reductions as Phase-2 activities are implemented.

In addition to GHG reduction opportunities, NMG has launched R&D projects to continually improve its carbon footprint. Furthermore, the Company has developed an offset strategy for the remaining emissions to provide assurance to its customers of carbon-neutral products at every stage of its production development. The strategy includes commitments to transition to sequestration credits, the development of a Company’s portfolio of offsetting projects, partnerships with local communities, industrial synergies, and investments in developing countries. This approach is aimed at ensuring a swift transition to Net Zero while limiting the financial risk associated with the carbon credit market.

Next Steps and Quality Assurance

This Study shows that the projects are technically feasible as well as economically viable. It further strengthens ongoing project finance efforts and active commercial discussions with a view towards securing an anchor customer agreement with potential financial participation. From the final investment decision, NMG’s Phase-2 Matawinie Mine and Bécancour Battery Material Plant could be built within an approximate 30-month schedule.

Shareholders and analysts are invited to attend a webcast Investor Briefing this morning, Thursday, July 6, 2022, at 10:30 a.m. ET. Hosted by President and CEO Eric Desaulniers with the participation of NMG’s Management Team, the briefing will entail a technical presentation followed by a question-and-answer session. Registration should be completed prior to the start of the briefing at: https://us06web.zoom.us/webinar/register/WN_XA0uyzAQTBiPinZmx3pvuA.

There is no certainty that the economic forecasts on which this Study is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. NMG’s Phase 2 is no different and an evaluation of the possible risks was undertaken as part of the Study.

Following an analysis of the major risks to the project, a P50 management risk reserve of C$ 150 million is recommended. The top risks are: (1) Firstly, uncertainty on the duration of the purification cycle time, which could lead to additional furnaces being required. The piloting program is underway to finalize the engineering design parameters of the purification sector during H2-2022. (2) Secondly, the availability of construction workforce in the current labor market coupled with equipment delivery uncertainties associated with COVID-19 repercussions; these conditions could increase the cost of equipment and materials, and cause construction delays. (3) Thirdly, studies and simulations are underway to finalize the scope and design of the atmospheric emission outlets’ dimension and configuration for the different equipment, particularly dedusting, to ensure regulatory requirements are met. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost.

Scientific and technical information presented in this press release was reviewed and approved by André Allaire, P.Eng. (BBA), Yann Camus, P.Eng. (SGS Geological Services) and Jeffrey Cassoff, P.Eng. (BBA), Qualified Persons as defined under NI 43-101.

The Study for the Matawinie Mine and Bécancour Battery Material projects prepared in accordance with NI 43-101 and will be filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company's website at www.NMG.com within 45 days of this press release. Readers are encouraged to read the Study in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this press release. The Study is intended to be read as a whole, and sections should not be read or relied upon out of context.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the impact of the foregoing on the project economics, Study results (as such results are set out in the various tables featured above, and are commented in the text of this press release), including CAPEX, OPEX, NPV and IRR, the estimated value of the Matawinie Mine and Bécancour Battery Material Plant projects, the planned open-pit and advanced manufacturing operations development scenarios for the Matawinie Mine and Bécancour Battery Material Plant projects, high-purity flakes and advanced graphite materials price estimates, the attractive economics, robust operational parameters and low-cost operational model for the Matawinie Mine and Bécancour Battery Material Plant projects, the recommended risk reserve, LOM plans, the Company’s intended marketing strategy, the Company’s expected competitive advantages, the projected annual average input and production of the Company’s Phase-2 operations, the expected electrification strategy and its intended results and benefits, including those related to the mine emissions, the potential results and benefits of the Company’s proprietary technologies, including the potential reduction in energy consumption, the timelines and costs related to the various initiatives, deliverables and milestones described in this press release and their expected results, the Company’s expected financial and operational performance, the nature of relationships with stakeholders such as local community and the Atikamekw First Nation, future demand for batteries and EVs, the objective of developing the largest fully integrated natural graphite operation in North America and the world’s first all-electric open-pit mine, the production of carbon-neutral anode material, Mineral Resource and Mineral Reserve estimates (including assumptions and estimates used in preparing the Mineral Resource and Mineral Reserve estimates), the general business and operational outlook of the Company, the Company’s future growth and business prospects, the Company’s ESG commitments, initiatives and goals, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sales prices for high-purity flakes and advanced graphite materials, the accuracy of any Mineral Reserve and Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, the capital cost estimates, the Matawinie Mine and Bécancour Battery Material Plant projects permits’ status, all economic and operational projections relating to the Matawinie Mine and Bécancour Battery Material Plant projects, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks which are discussed under the “Next steps and Quality Assurance” paragraph, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this press release were prepared in accordance with Canadian NI 43-101. The disclosure included in this press release use the terms “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” and “Probable Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM Council, as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this press release have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and reserve information included in this press release may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com